[DESCRIPTION]SCHEDULE 13G
[TEXT]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 1   )*

INTERNATIONAL POWER PLC
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(Name of Issuer)


COMMON STOCK
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(Title of Class of Securities)

0632016**
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(CUSIP NUMBER)

December 31, 2000
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(Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**Positions reported herein under the stated SEDOL number are held in the form of both Ordinary Shares and American Depositary Receipts of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP No.  0632016                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers (MLIM"))**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

124,218,981

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

124,218,981

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,218,981 (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.12%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!
    **SEE EXHIBIT A
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14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

      [X] Rule 13d-1 (b)
      [ ] Rule 13d-1 (c)
      [ ] Rule 13d-1 (d)

                SCHEDULE 13G


ITEM 1 (a) Name of Issuer:
          ----------------

          INTERNATIONAL POWER PLC  (the "Company")

ITEM 1 (b) Address of Issuer's Principal Executive Offices:
          -------------------------------------------------

          Senator House
          85 Queen Victoria Street
          London, EC4V 4DP   United Kingdom

ITEM 2 (a) Name of Persons Filing:
          ------------------------
          Merrill Lynch & Co., Inc.
          (On behalf of Merrill Lynch Investment Managers ("MLIM")

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:
          -------------------------------------------------------------

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))
World Financial Center, North Tower
250 Vesey Street
New York, NY 10381

ITEM 2 (c) Citizenship:
          -------------
See Item 4 of Cover Pages

ITEM 2 (d) Title of Class Securities:
          ---------------------------

Common Stock

ITEM 2 (e) CUSIP NUMBER:

See Cover Page




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ITEM 3

   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or 13d-2(c), check whether the person filing is a:


(a) [ ] Broker or Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a) (6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act,
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b) (1) (ii) (E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
        Rule 13d-1(b) (ii) (F),
(g) [X] Parent Holding Company or Control Person in accordance with
        Rule 13d-1(b) (ii) (G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,
(j) [ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).


ITEM 4 Ownership
       --------
(a)  Amount Beneficially Owned:

     See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote:

         See Item 5 of Cover pages

    (ii) shared power to vote or to direct the vote:

         See Item 6 of Cover pages

   (iii) sole power to dispose or to direct the disposition of:

         See Item 7 of Cover pages

    (iv) shared power to dispose or to direct the disposition of:

         See Item 8 of Cover pages

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ITEM 5 Ownership of Five Percent or Less of a Class.
       ---------------------------------------------

Not Applicable

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person.
       ----------------------------------------------------------------

   Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division of ML&Co.'s indirectly owned asset management subsidiaries. Certain of these subsidiaries hold certain shares of the security which is the subject of this report. (See Item 7).

ITEM 7 Identification and Classification of the Subsidiary Which
  Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  --------------------------------------------------------------------

    Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division of ML&Co. consisting of ML&Co.'s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of the common stock, which is the subject of this 13G filing:

FUND ASSET MANAGEMENT, L.P.
MERRILL LYNCH FUND MANAGERS LIMITED
MERRILL LYNCH GLOBAL ASSET MANAGEMENT, LTD.
MERRILL LYNCH INVESTMENT MANAGERS CHANNEL ISLANDS LIMITED
MERRILL LYNCH INVESTMENT MANAGERS JAPAN LIMITED
MERRILL LYNCH INVESTMENT MANAGERS LIMITED
MERRILL LYNCH INVESTMENT MANAGERS, L.P.


ITEM 8 Identification and Classification of Members of the Group.
       ----------------------------------------------------------

Not Applicable


ITEM 9 Notice of Dissolution of Group.
       -------------------------------

Not Applicable








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ITEM 10 Certification
       --------------

   By signing below each of the undersigned certifies that, to the best Of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Signature.
----------

   After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 5, 2001


Merrill Lynch & Co, Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))

/s/ Jerry Weiss
-----------------------------
Name:  Jerry Weiss
Title:  Attorney-In-Fact*


-----------------------------
*Signed pursuant to a power of attorney, dated January 25, 1999, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc. (on behalf of Merrill Lynch
Asset Management Group ("AMG")) - now known as Merrill Lynch Investment Managers ("MLIM")














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                                 EXHIBIT A

Merrill Lynch Investment Managers ("MLIM") of ML&Co. is comprised of the following legal entities: Merrill Lynch Investment Managers, L.P. ("MLIMLP"), doing business as Merrill Lynch Investment Managers; QA Advisers, LLC ("QA") doing business as Merrill Lynch Investment Managers Quantitative Advisers;
Fund Asset Management, L.P., doing business as Fund Asset Management ("FAM"); Merrill Lynch Asset Management U.K. Limited ("MLAM UK"); Merrill Lynch
(Suisse) Investment Management Limited ("MLS"); Merrill Lynch Investment Managers International Limited ("MLIMI"); Merrill Lynch Investment Managers, Ltd. Merrill Lynch Investment Managers (Asia Pacific Limited); Merrill Lynch Investment Managers Limited (Australia); Merrill Lynch Investment Managers (Isle of Man) Limited; Merrill Lynch Investment Managers Asia Limited; Merrill Lynch Investment Managers Kapitalanlagegesellschaft MBH; Munich London Investment Management, Ltd.; Merrill Lynch Investment Managers Ltda.; Merrill Lynch Investment Managers Japan Limited; Merrill Lynch Investment Managers Canada, Inc.; DSP Merrill Lynch Asset Management(India) Limited; PT Merrill Lynch Indonesia; Merrill Lynch Phatra Securities Co., Ltd.; Merrill Lynch Global Asset Management, Limited; Merrill Lynch Investment Managers Channel Islands Limited; Mercury Asset Management International Channel Islands Limited ("MAMCI"); Grosvenor Venture Managers Limited; and Merrill Lynch Fund
Managers Limited. Each of MLIM LP, FAM, MLAM UK, MAMCI, QA, MLS, and MLIMI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which acts as investment adviser operating under the laws of a jurisdiction other than the United States. The investment advisers that comprise MLIM exercise voting and investment powers over portfolio securities independently from other direct and indirect subsidiaries of ML&Co.